Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

()*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

RESIGNATION OF DIRECTORS
COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The Board announces that due to personal reasons:

—	Mr. Su has today tendered his resignation as an executive director of the Company with immediate effect; and

—	Mr. Hong has today tendered his resignation as an executive director, Vice Chairman, Executive Vice President, Company Secretary and authorized representative of the Company effective 20th June, 2005.

As Mr. Hong will continue to hold the offices of Vice Chairman, Company Secretary and authorized representative until 20th June, 2005, the Board will identify suitable candidate(s) to fill the offices of the Vice Chairman, the Company Secretary and the authorized representative on or before 20th June, 2005 and further announcement will be made.

As a result of the resignation of Mr. Su and Mr. Hong before the Annual General Meeting, Mr. Lei Xiaoyang will be subject to retirement by rotation under bye-law 99 of the Bye-Laws. A supplemental circular setting out the brief biography of Mr. Lei Xiaoyang together with a new proxy form for the Annual General Meeting will be sent to shareholders of the Company as soon as practicable.

The board (the “Board”) of directors (the “Directors”) of Brilliance China Automotive Holdings Limited (the “Company”) announces that due to personal reasons:

—	Mr. Su Qiang (also known as Mr. So Keung) (“Mr. Su”) has today tendered his resignation as an executive director of the Company with immediate effect; and

—	Mr. Hong Xing (“Mr. Hong”) has today tendered his resignation as an executive director, Vice Chairman, Executive Vice President, Company Secretary and authorized representative of the Company effective 20th June, 2005.

Both Mr. Su and Mr. Hong have confirmed that there is no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company in relation to their resignation. The Board would like to express its appreciation for the contribution of Mr. Su and Mr. Hong to the Company during their term of offices.

As Mr. Hong will continue to hold the offices of Vice Chairman, Company Secretary and authorized representative until 20th June, 2005, the Board will identify suitable candidate(s) to fill the offices of the Vice Chairman, the Company Secretary and the authorized representative on or before 20th June, 2005 and further announcement will be made.

As a result of the resignation of Mr. Su and Mr. Hong before the annual general meeting of the Company to be held on 24th June, 2005 (the “Annual General Meeting”), Mr. Lei Xiaoyang will be subject to retirement by rotation under bye-law 99 of the Bye-Laws. A supplemental circular setting out the brief biography of Mr. Lei Xiaoyang together with a new proxy form for the Annual General Meeting will be sent to shareholders of the Company as soon as practicable.

As at the date of this announcement (given that the resignation of Mr. Su became effective on 10th May, 2005), the Board comprises three Executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang and Mr. Hong Xing; two Non-executive Directors, Mr. Wu Yong Cun and Mr. Lei Xiaoyang; and three Independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 10th May, 2005

*	for identification purpose only

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